Exhibit 17.1

From: Gregory Holt
Sent: Saturday, March 26, 2011 8:55 AM
To: Francis Jenkins
Cc: Philip Howell; John Toffolon; Wayne Driggers; Jim Jenkins; Ken Moshenek; Thomas Masilla; Trey Reymond; Leonard Gubar
Subject: Westway Board of Directors

Dear Francis,

I am addressing this email to you in your capacity as Chairman of the Board of Directors of Westway Group Inc.

After concluding Thursdays  main board meeting  and upon due reflection and consideration of everything that has taken place during the meetings of the past year, I feel that to some extent the board remains unresponsive to several serious issues that in general, cover  leadership,  the setting of achievable goals, oversight of related party transactions and matters relating to true independence of this Board of Directors  as they may relate to the interests of the minority public common shareholders.

Consequently and with regret I hereby tender my resignation, effective immediately, from all committee  posItions and that of Independent Director.

I will write to you properly after returning to my office next week meanwhile kindly be advised that my resignation as stated above is effective immediately.

Sincerely

Gregory Holt

Cc.  Leonard Gubar Esq
       DLA Piper